

Mail Stop 3720

November 7, 2008

Mr. John Campana
President
Amber Optoelectronics, Inc.
2283 Argentia Road, Unit 10, Box 8
Mississauga ON L5N 5Z2
Canada

>   **Re: Amber Optoelectronics, Inc.**
>   **Amendment No. 9 to Form S-1**
>   **Filed October 30, 2008**
>   **File No. 333-147225**

Dear Mr. Campana:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note the new legend you have included under the company's name and state of incorporation on the prospectus cover page. Please remove this legend, as it appears to be a legend that a company would include on a stock certificate for a private placement. Limit your prospectus cover page disclosure to only those items required by Regulation S-K Item 501. In this regard, if you intend to use the prospectus prior to its effective date, please reinsert the "Subject to Completion" legend set forth in Regulation S-K Item 501(b)(10).

2. We note that you are registering all of your outstanding common stock for sale by the selling shareholders. Since you are registering <u>all</u> of your outstanding common stock, the offering does not appear to be a valid secondary offering that is eligible to be made under Rule 415(a)(1)(i). In order to conduct the offering as an indirect primary offering under Rule 415, you must fix the offering price for the duration of the offering and identify all the selling shareholders as underwriters. In the alternative, please revise to substantially reduce the number of shares being registered.

Risk Factors, page 4

3. Please complete the third risk factor beginning "Our net sales, net income and growth depend…" on page 5.

Selling Security Holders, page 7

4. Please revise the selling security holders table as follows:

- Remove the column "Trading Class;"
- Set forth the amount of securities to be offered by each selling security holder. The table currently indicates that each selling security holders is offering zero shares;
- Revise the column "Percent of Class" so that it indicates the percentage of the shares to be owned by each selling shareholder after the offering (assuming all shares being offered are sold); and
- If you retain the column "Date Shares issued," disclose the date that <u>Amber Optoelectronics, Inc.</u> issued the shares to each selling shareholder rather than the date that the selling shareholders received their shares in predecessor companies.

Interests of Named Experts and Counsel, page 16

5. Disclose that your counsel is offering 200,000 shares under the current registration statement.

Management's Discussion and Analysis or Plan of Operations, page 19

6. Provide Regulation S-K Item 303 disclosure for the fiscal years ended December 31, 2006 and December 31, 2007.

7. We note your response to comment six from our letter dated September 19, 2008. Please revise your disclosure throughout the prospectus to reflect the matters set forth in your response. For example:

- Provide risk factor disclosure of how few of your purchase orders are actually fulfilled.
- Provide risk factor disclosure of the impact of the current economic conditions on your clients and your business.
- Revise the subsection "Current Client Base" on page 17 to disclose only current clients who have recently purchased your products. Also delete your statement that "sudden loss of a customer appears to be a very remote possibility."
- Discuss the known trends and uncertainties indicated in your response in your management's discussion and analysis on pages 19 through 21.

Security Ownership of Certain Beneficial Owners, page 23

8. Include Mr. Jack Chen and the shares he beneficially owns in the beneficial ownership table. In addition, remove your statement that the issuance of shares to Messrs. Chen and Hsieh was not a sale of securities, as a sale of a security under the Securities Act includes every contract of sale or disposition of a security or interest in a security, for value

Recent Sales of Unregistered Securities, page 25

9. Provide the disclosure required by Regulation S-K Item 701 regarding the issuance of your shares to the 418 shareholders of Kerrie Acquisition Corp. in exchange for their shares in Kerrie Acquisition Corp. in this section. Remove your statement on page 16 that the exchange of stock does not constitute a sale.

10. You disclose in the selling security holder table that several selling security holders received their shares on July 9, 2007 and July 16, 2007. Please provide the disclosure required by Regulation S-K Item 701 regarding the apparently unregistered sales by the company to those selling security holders within the last three years.

Financial Statements for the Year Ended December 31, 2007
Notes to Financial Statement, page 32

11. With regard to your discontinued operations of Mei Pao, please provide the disclosures required under paragraph 47 of SFAS 144, including the facts and circumstances that led to the disposal.

Note 2. Inventories, page 35

12. We note your response to prior comment ten from our letter dated September 19, 2008. Please revise the footnote in the financial statements and expand your disclosures to fully explain the inventory reduction from 12/31/2006 to 12/31/2007. Also, tell us how you accounted for the settlement of customer advances, long-term debt and obligations to shareholders with inventory. For example, tell us whether the settlements resulted in any gains or losses and how those gains or losses were determined.

Note 5. Short Term Borrowing, page 36

13. We note your response to prior comment eleven from our letter dated September 19, 2008. In regards to the debt settlement resulting in the gain, please revise your footnote in the financial statements and explain the facts and circumstances surrounding the insolvency of your subsidiary, Yixiang, and briefly describe the settlement terms with the bank that allowed you to recognize the gain. For example, describe whether you were legally released from being the primary obligor under the liability, either judicially or by the creditor.

Financial Statements for the Period Ended June 30, 2008
Notes to Interim Financial Statements, page 49

14. With regard to your discontinued operations of Mei Pao, please provide the disclosures required under paragraph 47 of SFAS 144, including the facts and circumstances that led to the disposal.

Undertakings, page 68

15. We reissue comment 15 in our letter dated September 19, 2008. Provide the undertakings set forth in Regulation S-K Items 512(a)(1)(iii), 512(a)(3) and 512(a)(5). If you believe that it is not necessary to do so, please explain the basis for your omission.

Exhibit 5.1

16. Please have counsel revise his consent to refer to the proper amendment to the registration statement or to simply state that he consents to the filing of his opinion as an exhibit to the registration statement.

As appropriate, please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Accountant, at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via facsimile: (212) 737-3259
        Richard S. Lane, Esq.